SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                              (Amendment No. 3)(1)


                       CORNERSTONE INTERNET SOLUTIONS CO.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    293636106
                                 (CUSIP Number)

                                Copy to:  Stephen A. Cohen, Esq.
Eli Oxenhorn                              Morrison Cohen Singer & Weinstein, LLP
56 The Intervale                          750 Lexington Avenue
Roslyn Estates, New York 11576            New York, New York 10022
Telephone (516) 625-7005                  Telephone (212) 735-8600

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                October 27, 1999
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.


                        (Continued on following page(s))

--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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



CUSIP
No.   293636106                       13D
================================================================================
 1       Name of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)
                                        Eli Oxenhorn
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                         (b) |_|
--------------------------------------------------------------------------------
 3       SEC Use Only

--------------------------------------------------------------------------------
 4       Source of Funds*          PF


--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required            |_|
         Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                    United States


--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                   425,000 shares       3.1%
       Shares         ----------------------------------------------------------
    Beneficially      8       Shared Voting Power
      Owned By                      0 shares            0%
        Each          ----------------------------------------------------------
      Reporting       9       Sole Dispositive Power
       Person                       425,000 shares    3.1%
        With          ----------------------------------------------------------
                     10       Shared Dispositive Power
                                    0 shares            0%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                 425,000 shares

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                           |_|
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

                                                                         3.1%
--------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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



     This statement,  dated October 27, 1999, constitutes Amendment No. 3 to the
Schedule 13D, dated June 17, 1997, regarding the reporting person's ownership of certain securities of Cornerstone Internet Solutions Co. (the "Issuer").

     Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 3 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended. It shall refer only to information which has materially changed since the filing of the Schedule.


ITEM 3. Source and Amounts of Funds or Other Consideration

     The reporting person obtained funds for the purchase of the securities from his personal funds.

     The amount of funds used in making the purchase of the additional shares of Common Stock is set forth below:

                       Name                            Amount of Consideration
                       ----                            -----------------------

                   Eli Oxenhorn                              $475,000

ITEM 4. Purpose of Transaction

     Other than the reporting person's purchase or sale of additional securities, the reporting person does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interests in Securities of the Issuer.

     (a) The following list sets forth the aggregate number and percentage (based on an aggregate of 13,669,292 shares of Common Stock outstanding as of August 31, 1999 as reported by the Issuer in its Form 10-Q for the quarter ended August 31, 1999) of outstanding shares of Common Stock owned beneficially by the reporting person named in Item 2, as of October 27, 1999:

                                 Shares of                Percentage of Shares
                               Common Stock                  of Common Stock
Name                        Beneficially Owned             Beneficially Owned
----                        ------------------             ------------------

Eli Oxenhorn                      425,000                          3.1%

     (b) Eli Oxenhorn has sole power to vote and to dispose of 425,000 shares of Common Stock (including 125,000 shares issuable upon the exercise of the Non-Qualified Option, and 50,000 shares held by the Eli Oxenhorn Rollover IRA), representing approximately 3.1% of the outstanding Common Stock.

     (c) The following is a description of all transactions in the shares of Common Stock of the Issuer by the person identified in Item 2 of this Schedule 13D effected from August 27, 1999 through October 27, 1999, inclusive:

     On October 27, 1999, Eli Oxenhorn, a general partner of Revwood, exercised one-half of the Revwood Option (an option to acquire 400,000 shares of Common Stock in the aggregate) and purchased

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



200,000 shares of Common Stock of the Issuer for $2.375 per share. Mr. Oxenhorn sold 200,000 shares of Common Stock at $2.4375 per share in the over-the-counter market on such date.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Effective October 27, 1999, the reporting person ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of the Issuer.

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


                                    Signature

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date:    November 10, 1999
                                                 /s/ Eli Oxenhorn
                                                 -------------------------------
                                                 Eli Oxenhorn






ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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